Greater Bay Bancorp Annual Report 2004

It’s personal

People are always saying, “It’s not personal, it’s business.” Those people don’t work at Greater Bay.

R.W. Garcia Company

Robert Garcia

“They came through for us when others walked away.”

In 1986, R.W. Garcia Company began manufacturing its first product, Quality All Natural Tortilla Chips, in its start-up facilities in San Jose, California. Today, the company has three manufacturing plants and sells a variety of products throughout the United States and Europe. “Success is having the guts to turn opportunity into reality,” says company President Robert Garcia. “It also helps to have a really great banker.”

3

Robert Garcia, President, R.W. Garcia Company and Roxann Burns, President, Greater Bay SBA Lending

Robert Garcia started his snack food company in the early 1980’s with two things: a good idea— to produce all natural, organic products, an almost non-existent niche at the time — and a $1,000 loan from his mother. “I soon discovered that bankers aren’t quite as generous as mothers,” says Robert. “Greater Bay’s Roxann Burns was the first banker to take us seriously. She spent the time to understand our business. She absolutely dazzled me,” Robert recalls. “Still does.”

Since Robert and Roxann’s first meeting in 2003, which Robert describes as “spending time with an old friend,” Greater Bay SBA Lending has arranged two SBA loans to help Robert grow his company. The second, larger, loan financed R.W. Garcia’s state-of-the-art manufacturing facility in North Carolina, currently turning out 2,300 pounds of tortilla chips per hour.

“Unlike many SBA lenders, Greater Bay is an SBA 504 originator,” explains Roxann. “Our SBA lending capability is broader than most of our competitors, because we’re not as reliant on the secondary market. Having the ability to help good companies grow is why I got into this business — it’s wonderful to be able to love your job.”

The relationship between banker and client continues to grow in new and interesting ways. “Roxann and Greater Bay nominated me for the 2004 SBA Small Business Person of the Year,” says Robert. “That was so gratifying. Better yet, I won.”

4 Greater Bay Bancorp Annual Report 2004

Robert and Roxann at R.W. Garcia Company

“Manufacturers are essential to our economy, and banking them is central to our business.”

— Roxann Burns, Greater Bay SBA Lending

Second Harvest Food Bank

Dave Sandretto

“Overnight we had what we needed.”

Serving an average of 163,500 people each month, the Second Harvest Food Bank of Santa Clara and San Mateo Counties distributes more than 27 million pounds of food each year to low-income children, adults and seniors. “We focus on helping people in need,” says the nonprofit’s Executive Director Dave Sandretto. “It really helps that our bankers are so focused on our needs.”

7

Dave Sandretto, Executive Director, Second Harvest Food Bank of Santa Clara and San Mateo Counties and Maggie Rotzin, Senior Vice President and Senior Relationship Manager, Mid-Peninsula Bank

During lunch with an old friend, Dave Sandretto, Executive Director of Second Harvest Food Bank of Santa Clara and San Mateo Counties, mentioned some difficulties with the nonprofit’s current bank. Second Harvest needed secure lockboxes at locations in both counties where it does food bank business, and its current bank couldn’t accommodate this need. Dave’s dining companion said he would introduce him to some people at Mid-Peninsula Bank.

“Maggie Rotzin and a few other folks from Mid-Peninsula Bank came down to Second Harvest Food Bank,” recalls Dave. “They said, ‘yes, we can do this; yes we can do that.’ Clearly, these were decision makers, who didn’t need to take things back to a committee.”

Second Harvest Food Bank was on the verge of its holiday fundraising mailing, and needed the lockboxes in place to receive donations in both Santa Clara and San Mateo counties. “Virtually overnight, the Mid-Peninsula Bank team had installed the lockboxes, we plugged in the proper post office boxes on our mailing pieces, and ran with it,” says Dave. “It was not only an incredibly efficient process, it was a true partnership.”

The partnership extended to Greater Bay’s 2004 holiday food drive to support Second Harvest Food Bank both as a VIP Sponsor and with donations directly from Greater Bay employees. “It started with a lunch,” says Dave, “and now Maggie keeps cooking up new ways to help us put food on more people’s tables.”

8 Greater Bay Bancorp Annual Report 2004

“Supporting clients that support the community is one of the best aspects of my job.”

— Maggie Rotzin, Mid-Peninsula Bank

Dave and Maggie at Second Harvest

If you took top-level experienced professionals, focused them on key strategic markets, gave them local authority and local responsibility, supported them with a strong and flexible services organization and added specialized expertise for depth and diversification — you’d have something pretty special.

You’d have Greater Bay.

Goal Line Productions and Red Bear Property Management

Joe and Mike Madden

“We call her Glinda the Good.”

Sons of famed sports commentator John Madden, Mike and Joe Madden have each established successful businesses — and they share the same building in Pleasanton, California. They also share the same banker, Mt. Diablo National Bank’s Gerriann Smith. “Our family has been in this community for decades,” Mike and Joe say, “so a community bank is important to us. We consider Gerriann part of our family.”

13

Mike Madden, President, Red Bear Property Management;

Joe Madden, President, Goal Line Productions; and Gerriann Smith, Vice President and Relationship Manager, Mt. Diablo National Bank

It was November 2003 and Mike Madden’s Red Bear Property Management — an investor/partner in a Marriott hotel in Livermore, California — needed financing for a balloon payment due on December 1. The hotel market was in a slump and hotel lenders were not easy to come by. Mike turned to Mt. Diablo National Bank’s Gerriann Smith, a long-time friend of the family. “Gerriann worked hard, including all day on Veterans Day— a bank holiday — to get the deal done,” recalls Mike. “That is just how Gerriann is; she’s impressive personally and professionally. She not only rescued us from a potentially bad situation, she turned what could have been just a short-term fix into an excellent long-term solution.”

Next up were what both brothers characterize as “miraculous” construction loan/mortgage packages for the two new homes they are currently building. “We call her Glinda the Good,” says Joe, President of Goal Line Productions, the largest, fully integrated production studio in Northern California, “because she seems to wave a magic wand and things just fall into place.”

Recently, Gerriann was at a community event with the Maddens, when one of the brother’s babies needed a diaper change. “Let me do that,” Gerriann said, taking control with motherly ease. “Now that’s what I call real relationship banking,” says Joe.

14 Greater Bay Bancorp Annual Report 2004

“Clients can become like family — and great relationships can span generations.”

— Gerriann Smith, Mt. Diablo National Bank

Mike, Gerriann and Joe

Pankow

Rik Kunnath

“It seemed like a miracle, but they perform this sort of magic every day.”

One of the largest general contractors in the United States, Pankow is a pioneer of the Design-Build project delivery system that helps ensure on-time, on-budget performance to meet clients’ specifications. “In our business, we depend on the quality of personal relationships, whether it’s with our building subcontractors or our insurance broker,” says Pankow CEO Rik Kunnath. “That’s why ABD is now our insurance provider.”

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Rik Kunnath, CEO, Pankow; Jann McCully, Chief Information Officer, and Fred de Grosz, President and Chief Executive Officer, ABD Insurance and Financial Services

The ability to manage and mitigate risk is critical in the construction business. Pankow, one of the country’s largest general contractor firms, thought it was well represented by its nationally known insurance provider— until they got to know ABD.

Pankow CEO Rik Kunnath was introduced to ABD through his long-term relationship with Greater Bay’s Golden Gate Bank. “ABD’s Fred de Grosz told me to call him if I needed anything,” recalls Rik, “even though they weren’t our broker at the time.” Soon, though, Rik had reason to get in touch. One of Pankow’s insurance carriers was not responding to a very significant claim, and Pankow’s current broker was unable to get the claim paid. “Within 48 hours of calling Fred, the claim was paid,” says Rik. “We thought it was a miracle.” ABD showed that it can truly walk the talk, and is now Pankow’s new insurance brokerage firm.

It’s been a good move for many reasons. “The ability to make a call and have an expert in safety or environmental issues respond immediately was something our other broker didn’t offer,” says Rik. State-of-the-art technology, like ABD’s CyberSure ® that allows Pankow to quickly issue on-site certificates of insurance, also sets ABD apart. “ABD’s resources are deep,” says Rik, “and the personal relationships we’ve developed are truly valuable.”

18 Greater Bay Bancorp Annual Report 2004

555 City Center Office Building, Oakland, CA

Rik, Jann and Fred at ABD

“Our industry-specific expertise provides a depth of knowledge that saves clients time and money.”

— Jann McCully, ABD Insurance and Financial Services

Paseo Colorado Mixed-Use Project, Pasadena, CA

Greater Bay Bancorp is

a diversified financial services

organization committed to

business excellence and superior

relationship-based client service

delivered through 11 Bay Area

community banking franchises,

national specialty finance

businesses and our leading

regional commercial insurance

brokerage — ABD Insurance

and Financial Services.

Our Solutions

Asset-Based Lending Cash Management Services Commercial Banking Commercial Insurance Brokerage Construction Financing Equipment Financing Foreign Exchange Services International Banking Lease Financing Personal and Private Banking Residential Lending

Small Business Administration (SBA) Lending Trust and Investment Services Venture Banking

We maintain personal relationships throughout the country from our home in the Bay Area.

South Bay

Bank of Santa Clara Cupertino National Bank Greater Bay Bank San Jose San Jose National Bank Venture Banking Group

San Francisco / Peninsula Bay Area Bank Golden Gate Bank Mid-Peninsula Bank Peninsula Bank of Commerce Greater Bay Private Capital Banking

East Bay

Bay Bank of Commerce Greater Bay Bank Fremont Greater Bay Bank Walnut Creek Mt. Diablo National Bank

Monterey Bay

Coast Commercial Bank Greater Bay Bank Carmel

North Bay

Bank of Petaluma Greater Bay Bank Marin

Other Divisions / Businesses

ABD Insurance and Financial Services CAPCO

Greater Bay Capital

Greater Bay International Banking Greater Bay Residential Lending Greater Bay SBA Lending Greater Bay Trust Company Matsco Pacific Business Funding

22 Greater Bay Bancorp Annual Report 2004

At Greater Bay, business is personal.

At Greater Bay, business is personal.

Greater Bay Bancorp Annual Report 2004

It’s business

“Never mix business with pleasure,” is an adage you’ll never hear from anyone at Greater Bay.

Greater Bay has created a sweet spot between the impersonal scale of “major” institutions and the limited geography and capacity of smaller competitors. Add to this a diversity-by-design that provides benefits to both clients and shareholders, and you have the essence of what makes this company something more than meets the eye.

Our Strategy

One principle that has guided Greater Bay since its inception is that long-term shareholder value comes from providing consistently exceptional client value. This belief takes the tangible form of a business that is based on relationships — the relationship between a successful business owner and an experienced banker, the relationship between Greater Bay’s community banking franchises and its streamlined support organization, the relationship between a local relationship manager and Greater Bay’s international bankers and cash management experts, the relationship between a banking client and ABD’s top-flight insurance experts. All of these interlocking relationships are the fabric that makes Greater Bay strong and sets it apart. And while “relationship” is a word often heard in today’s business environment, it is more than a word to our company and our clients — it is a promise, a commitment, a mission, and a reality.

An equally important relationship exists between our community banking franchises and our communities, and between those communities and the regional economy they comprise. An integral part of the Greater Bay story is the fact that the San Francisco Bay Area — one of the most strategically dynamic economies in the country — is the place we call home.

A Strong Regional Economy

We see our Bay Area home as a genuine advantage for our long-term growth and success, especially considering the diversity and depth of business opportunity here. And in addition to world-class educational institutions and a track record for business innovation, the Bay Area has one of the highest levels of worker productivity in the nation, the highest level of workforce education and a particularly strong international trade position.

The companies and individuals who are harnessing these inherent regional strengths are the clients forming the relationships that make Greater Bay a unique and exemplary financial services enterprise. It is here that we have assembled 11 community banking franchises with 40 banking offices into an organization that is both nimble and effective. And, it is from here that we have added diversification and strength in specialized financial services. It is also from here that we have added the strength and expertise of one of the nation’s leading insurance brokerage firms — ABD.

Greater Bay is Community Banking

Another label frequently heard today is “community banking.” While many would like to claim this for themselves, we believe that there is more to being a community bank than a convenient phrase. At Greater Bay, we have built a business that is about people serving people. It is about local decisions made with superior local knowledge that comes from genuine local involvement. Our bankers know their communities because they are an integral part of their communities and have been for decades. And equally important, Greater Bay’s community bankers are part of a regional financial leader that brings extensive expertise and the strength of nearly $7 billion in assets. This is combined with a style of business that is personal, consultative and collaborative, resulting in a competitive advantage in a very attractive market.

Our Strategy – Continued

This local focus and local authority — with regional strength — is something that truly sets Greater Bay apart, and has created a sweet spot between the impersonal scale of “major” institutions and the limited geography and capacity of smaller competitors. This, in turn, allows us to create long-term relationships that continue to serve clients as their needs evolve and grow — a model that is genuinely the best of both worlds.

Strength in Diversification

A logical and important extension of Greater Bay’s community banking enterprise is our group of Specialty Finance businesses. Here, while personal relationships and quality service are part of the business model, the playing field is much wider and the expertise is very well defined. Commercial finance, SBA lending, residential lending, lease financing and asset-based lending are specialties that are connected to our community banking business in the Bay Area, but are also “free standing” businesses in their own right, and on a larger — even national — scale. Economies of scale and expertise have refined these activities to a level of virtual science, and we enjoy a best-of-breed reputation in several key areas.

Greater Bay’s Matsco, for example, focuses on the unique financial requirements of dental and veterinarian practices across the nation, providing expertise and services in everything from practice acquisition and start-up, to equipment and expansion financing.

Our SBA lending unit — a National Preferred Lender — provides financing to small business clients not only in California, but throughout the United States. Synergies with these businesses and our community banking franchises are indeed logical, but equally significant are synergies within the group itself. Matsco clients, for example, now have access to SBA-guaranteed loans through the lender they already know and trust.

ABD’s Top-Tier Insurance Services

The proverbial “third leg” of Greater Bay’s strategic stool is ABD Insurance and Financial Services. While adding the earnings power of the fourth largest bank-owned insurance brokerage in America makes intuitive sense in its own right, ABD’s client-centric relationship approach to business makes it a good cultural fit with its Greater Bay counterparts. From its dominant position in the greater San Francisco Bay Area, ABD has expanded to key strategic markets in the western United States, and enjoys a reputation for efficiency and client service that we believe is difficult to rival. This standing has come from a consistent strategy of helping clients manage liability and risk with tailored insurance solutions backed by extensive experience and in-depth industry expertise. This too, is another variation on a key theme of personal relationships and expert knowledge.

ABD also offers clients the benefits of cutting-edge technology. Its CyberSure ® website, for example, is a valuable tool available to clients for risk management, employee benefits consulting and online transaction processing.

4 Greater Bay Bancorp Annual Report 2004

Setting the Stage for Future Growth

Greater Bay’s track record for shareholder value is an important part of our history. But success does not preclude the need for change — in fact it mandates it. Change is an intrinsic component of growth, and growth is an essential part of our culture. In 2004, we undertook a number of key infrastructure and capacity initiatives to help us better leverage our core strengths and build for the future.

We implemented new credit standards and processes to further support local decision-making, and provided new loan pricing and profitability tools for our local lenders. We consolidated our 11 separate community bank charters into a single national bank charter regulated by the Office of the Comptroller of the Currency. While we have streamlined, we have also maintained our local operating structures and local market identities to continue to best serve our local communities. We have moved to standardize key functions and product offerings, while not centralizing the local management of our business —preserving the character and spirit of our founding principles.

These changes, we believe, will make us an even more nimble organization, one with greater consistency of controls and even better positioned to grow both organically and through acquisition when appropriate opportunities arise.

This year, we continued to strengthen our management team with the addition of key executives who possess an important breadth and depth of experience in a wide range of financial services. The shared sense of mission and opportunity seen today in our management team positions us for the intelligent growth that will preserve an important legacy while finding new and even more exciting horizons.

A Smart Investment

Greater Bay began as an insightful idea that became an impressive organization and is now poised to be a leader in its chosen markets and communities. We have taken the essence of local community banks, serving the needs of one of the most sought-after customer segments — local businesses and their owners — and married that to a complementary collection of expert services and diversified financial specialties. Led by an experienced leadership team, this combination has produced a “just right” business model that continues to serve our clients and shareholders alike.

For us, business is personal. We founded our company with an understanding of the importance of relationships — and that remains a cornerstone today. We have invested in the infrastructure and leadership necessary to begin our next chapter of success, and we are poised for growth and expansion in those areas where our unique style of business will add value to communities, companies, individuals, and shareholders.

Byron Scordelis and Duncan Matteson

To Our Shareholders

Your company posted another solid year of operating performance, which was highlighted by earnings of $92.9 million for the year ended December 31, 2004. We achieved these results in the face of continued interest rate volatility as well as the ongoing challenges of the Bay Area economy. Once again, our results validated the relationship-oriented, local knowledge and local decision-making based essence of our operating beliefs and practices.

During the past year core deposits grew by $243 million — our third consecutive year of healthy growth in clear contrast to the perceived status of our regional economy. While the size of our loan portfolio continues to reflect the condition of that economy, our credit quality metrics were enviable. Delinquent loans stood at a stellar 0.35% of total loans at year-end, net loan losses reflected a decline of nearly 70% over the past two years and non-performing assets fell by a meaningful amount from the prior year’s end. These indicators are a direct reflection of our steadfast dedication to the principle of extending sound loans for constructive purposes in each of our local markets, and to the rigorous application of prudent credit practices.

We are also very pleased with the continued success of our quest toward greater diversification of our revenue sources — by both type and geographic location. Our commercial insurance brokerage subsidiary, ABD Insurance and Financial Services, posted record revenue of $131 million, and helped to boost your company’s non-interest revenue to nearly 40% of total revenue in 2004. In keeping with its strategic intent to build a pre-eminent West Coast franchise position, ABD has successfully integrated its 2003 acquisition of Sullivan and Curtis in Seattle — one of the most respected commercial brokerage firms in the Pacific Northwest. We look with optimism and anticipation to ABD’s continued future achievement of both organic and acquisitive growth and to its valued contribution to our overall financial performance.

To Our Shareholders – Continued

In the specialty finance area, we continued to be similarly pleased with results in each major area of business activity. At Matsco, one of the nation’s largest providers of commercial financing to dentists and veterinarians, we achieved another year of solid portfolio growth, as well as both meaningful increases in operating efficiency and continued strength in credit quality. We are proud to note that Greater Bay Capital, our small-ticket leasing division, has grown to nearly $200 million in high-quality leasing receivables from a standing start a little more than two years ago. Once again, these businesses provided both the quality asset growth that we sought in 2004, as well as the geographic diversification of revenue, which we believe to be consistent with your shareholder interests.

While we have diligently endeavored to achieve these measurable results, it is our guiding beliefs that are enduring and continue to be at the core of all that we do. At its essence, ours is a business of assessing and bearing risk — and we do so with an ever-mindful eye to optimizing the long-term capital that you have entrusted to us. We believe in the active engagement of our valued employees in the process of growing your company — and in recognizing, rewarding and providing clear opportunities for professional advancement to those who contribute to our success. We believe in being an active participant in the communities that we serve — for our ultimate success is inexorably tied to the vibrancy and well-being of the very people who live and work there. And we believe in an absolutely uncompromising focus on excellence in every facet of our business and in being the unquestioned best at every undertaking in which we are engaged.

In this regard, we would highlight two particular areas of accomplishment in 2004. First, with an effective system of internal controls being at the very heart of any risk-bearing enterprise, we committed a significant investment of both effort and financial resources to assure our full measure of compliance with the spirit and letter of the Sarbanes-Oxley Act — a key litmus test for the integrity of corporate financial reporting and controls. We feel that this investment yielded long-term value in assuring that a control-based cornerstone, upon which our long-term growth can be built, is indeed in place, and we believe that the results of this substantial effort are reflected in the independent evaluation of our financial reports and controls.

Second, we are proud to report that the Greater Bay Bancorp Foundation contributed more than $1 million to nearly 900 deserving nonprofit recipients throughout the greater Bay Area during 2004 —bringing our Foundation’s total level of giving to nearly $9 million since its inception. In addition, we are gratified that countless employees throughout the Company devoted thousands of hours to community service during this past year as a tangible expression of our resolve to invest in the long-term vitality of the communities that we serve. We extended more than $6.7 million in credit to assist in the formation of affordable housing, invested in both tax credit and venture capital opportunities explicitly aimed at accelerating the commercial development of neighborhoods in need and consolidated our Small Business Administration (SBA) lending into a single company-wide business unit as part of our effort to become

8 Greater Bay Bancorp Annual Report 2004

the pre-eminent SBA lender in the greater Bay Area. We were pleased to have been granted national “preferred lender” status by the SBA in early 2004, and are proud to profile one of our borrowers in this report who was recognized as this region’s “Small Business Person of the Year” by the SBA in 2004.

Finally, we would like to acknowledge the retirement of seven members of our Board in early 2005 —Bob Archer, Susan Ford Dorsey, Jim Jackson, Stan Kangas, Rex Lindsay, Warren Thoits, and John Whalen. Many of these Directors were also founders of the banking franchises that joined the Greater Bay family, and provided years of invaluable service, hard work and dedication in singular service of shareholder interests. We are deeply appreciative of their many contributions in that regard, and have endeavored to affirm that gratitude by naming each of them as a Director Emeritus of the Board. The subsequently reduced size of our Board is consistent with a long-term governance objective to sustain a membership level that optimizes both its efficiency and operating effectiveness.

This has been another important year for strengthening our base, identifying efficiency opportunities and continuing to lay the groundwork for growth and expansion in our diverse but complementary business activities. Our future is promising, and we continue to invest in the people and systems that will allow Greater Bay to fully leverage not only our business potential, but also the important role we play in the lives of the people, the businesses and the communities we serve. We thank you for your continued support.

Byron A. Scordelis President and Chief Executive Officer

Duncan L. Matteson Chairman of the Board

Selected Financial Highlights

As of and for the five years ended December 31, (Dollars in thousands, except per share amounts)

Net Income (in millions)

2004 2003 2002 2001 2000 $92.9 $92.0 $124.3 $79.8 $67.2

Net Income Per Diluted Share

2004 2003 2002 2001 2000 $1.50 $1.62 $2.30 $1.57 $1.33

Return on Average Assets

2004 2003 2002 2001 2000

1.25% 1.16% 1.50% 1.18% 1.34%

Regulatory Capital–

Total Capital to Risk Weighted Assets

2004 2003 2002 2001 2000

14.27% 14.13% 12.97% 12.79% 10.87%

Allowance for Loan and Lease Losses (in millions)

2004 2003 2002 2001 2000 $107.5 $124.5 $128.0 $122.5 $89.5

Allowance for Loan and Lease Losses to Total Loans

2004 2003 2002 2001 2000 2.40% 2.73% 2.66% 2.72% 2.19%

Assets (in billions)

2004 2003 2002 2001 2000 $6.93 $7.60 $8.08 $7.88 $5.82

Loans, net (in billions)

2004 2003 2002 2001 2000 $4.36 $4.41 $4.66 $4.37 $3.98

*Core Deposits (in billions)

2004 2003 2002 2001 2000 $4.81 $4.56 $4.43 $4.07 $4.37

*Core Deposit Portfolio Composition (in billions)

Loan Portfolio Composition (in billions)

A MMDA, NOW and savings $ 3.26 67.9%

B Demand, non-interest bearing 1.05 21.9%

C Time certificates, $ 100,000 and over 0.36 7.3%

D Other time certificates 0.14 2.9%

Total Core Deposits $ 4.81 100.0%

A Commercial $ 1.97 43.9%

B Term real estate–commercial 1.60 35.6%

C Real estate construction and land 0.48 10.7%

D Real estate other 0.29 6.5%

E Consumer and other 0.14 3.2%

Total Loans, Gross $ 4.48 100.0%

* Core deposits exclude brokered deposits and institutional certificates of deposit.

10 Greater Bay Bancorp Annual Report 2004

Selected Financial Highlights

As of and for the five years ended December 31, (Dollars in thousands, except per share amounts)

2004 2003 2002 (1) 2001 2000 (2)

Statement of Operations Data

Interest income $ 376,499 $ 407,719 $ 505,412 $ 507,241 $ 423,639

Interest expense 90,876 109,838 160,555 199,793 165,892

Net interest income 285,623 297,881 344,857 307,448 257,747

Provision for credit losses 5,521 28,195 59,776 54,727 28,821

Net interest income after provision credit losses 280,102 269,686 285,081 252,721 228,926

Non-interest income 186,585 171,542 156,122 44,842 47,131

Operating expenses 314,315 292,208 244,876 191,279 165,228

Income before income tax expense 152,372 149,020 196,327 106,284 110,829

Income tax expense 59,453 57,017 72,053 26,468 43,665

Net income $ 92,919 $ 92,003 $ 124,274 $ 79,816 $ 67,164

Per Share Data

Earnings per common share:

Basic $ 1.68 $ 1.65 $ 2.35 $ 1.61 $ 1.40

Diluted (3) 1.50 1.62 2.30 1.57 1.33

Cash dividends per common share 0.57 0.54 0.49 0.43 0.35

Book value per common share 12.89 12.54 11.64 9.31 7.92

Common shares outstanding at year end 51,179,450 52,529,850 51,577,795 49,831,682 48,748,713

Average common shares outstanding 51,468,000 52,040,000 51,056,000 49,498,000 47,899,000

Average common and common equivalent shares outstanding (3) 57,881,000 53,008,000 54,146,000 50,940,000 50,519,000

Performance Ratios

Return on average assets 1.25% 1.16% 1.50% 1.18% 1.34%

Return on average common shareholders’ equity 14.21% 14.52% 22.43% 17.77% 19.21%

Return on average total equity 12.45% 12.88% 20.29% 17.77% 19.21%

Net interest margin 4.36% 4.20% 4.52% 4.86% 5.56%

Balance Sheet Data—At Period End

Assets $ 6,932,057 $ 7,599,962 $ 8,080,539 $ 7,882,886 $ 5,823,208

Loans, net 4,361,603 4,413,318 4,663,188 4,373,174 3,975,273

Securities 1,615,273 2,227,152 2,562,986 2,970,630 1,091,064

Deposits 5,102,839 5,312,667 5,272,273 4,990,071 4,750,404

Borrowings 788,975 1,282,191 1,947,554 2,320,671 565,876

Preferred stock of real estate investment trust subsidiaries of the Bank 12,621 12,162 12,510 11,860 -

Convertible preferred stock 103,816 91,752 80,900 - -

Common shareholders’ equity 659,250 658,765 600,159 463,684 385,948

Asset Quality Ratios

Nonperforming assets (4) to total loans 0.98% 1.36% 0.80% 0.69% 0.32%

Nonperforming assets (4) to total assets 0.64% 0.81% 0.47% 0.39% 0.22%

Allowance for loan and lease losses to total loans 2.40% 2.73% 2.66% 2.72% 2.19%

Allowance for loan and lease losses to nonperforming loans (4) 245.97% 201.76% 339.00% 395.70% 687.44%

Net charge-offs to average loans 0.40% 0.67% 1.19% 0.59% 0.33%

Regulatory Capital Ratios

Tier I leverage ratio 10.67% 9.98% 8.61% 8.01% 8.79%

Tier I risk-based capital ratio 13.01% 12.87% 11.71% 10.49% 9.57%

Total risk-based capital ratio 14.27% 14.13% 12.97% 12.79% 10.87%

(1) In March 2002 we acquired ABD and began to earn insurance brokerage commissions, which are included in non-interest income. Previously, we had earned no such revenue.

(2) Restated on a historical basis to reflect the merger with SJNB Financial Corp during 2001 on a pooling-of-interests basis.

(3) Diluted earnings per common share and average common and common equivalent shares outstanding for the years ended December 31, 2003, 2002, 2001 and 2000, have been restated to reflect the December 31, 2004 adoption of Emerging Issues Task Force, or EITF, Issue No 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” or EITF Issue 04-8.

(4) Excludes accruing loans past due 90 days or more and restructured loans.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets As of December 31,

(dollars in thousands) 2004 2003

Assets:

Cash and cash equivalents $ 171,657 $ 275,891

Securities at fair value 1,615,273 2,227,152

Total loans, net 4,361,603 4,413,318

Other assets 783,524 683,601

Total assets $ 6,932,057 $ 7,599,962

Liabilities and shareholders’ equity:

Total deposits $ 5,102,839 $ 5,312,667

Borrowings 788,975 1,282,191

Other liabilities 264,556 242,425

Preferred stock of real estate investment trust subsidiaries 12,621 12,162

Shareholders’ equity 763,066 750,517

Total liabilities and shareholders’ equity $ 6,932,057 $ 7,599,962

See notes to consolidated financial statements

Condensed Consolidated Statements of Operations For the years ended December 31,

(dollars in thousands, except per share amounts) 2004 2003 2002

Interest income $ 376,499 $ 407,719 $ 505,412

Interest expense 90,876 109,838 160,555

Net interest income 285,623 297,881 344,857

Provision for credit losses 5,521 28,195 59,776

Net interest income after provision for credit losses 280,102 269,686 285,081

Non-interest income 186,585 171,542 156,122

Operating expenses 314,315 292,208 244,876

Income before provision for income taxes 152,372 149,020 196,327

Provision for income taxes 59,453 57,017 72,053

Net income $ 92,919 $ 92,003 $ 124,274

Earnings per common share—basic $ 1.68 $ 1.65 $ 2.35

Earnings per common share—diluted $ 1.50 $ 1.62 $ 2.30

See notes to consolidated financial statements

Condensed Consolidated Statements of Comprehensive Income For the years ended December 31,

(dollars in thousands) 2004 2003 2002

Net income $ 92,919 $ 92,003 $ 124,274

Other comprehensive income / (loss) (18,683) (18,415) 14,657

Comprehensive income $ 74,236 $ 73,588 $ 138,931

See notes to consolidated financial statements

12 Greater Bay Bancorp Annual Report 2004

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Shareholders’ Equity For the years ended December 31,

(dollars in thousands) 2004 2003 2002

Beginning balance $ 750,517 $ 681,059 $ 463,684

Net income 92,919 92,003 124,274

Other comprehensive income / (loss), net of taxes (18,683) (18,415) 14,657

7.25% convertible preferred stock issued in purchase accounting transaction 12,197 10,852 80,900

Stock issued via employee benefit plans and Dividend Reinvestment Plan 20,658 19,129 26,883

Stock repurchased (59,208) - -

Cash dividend declared (35,334) (34,111) (29,339)

Ending balance $ 763,066 $ 750,517 $ 681,059

See notes to consolidated financial statements

Condensed Consolidated Statements of Cash Flows For the years ended December 31,

(dollars in thousands) 2004 2003 2002

Cash flows—operating activities:

Net income $ 92,919 $ 92,003 $ 124,274

Other, net (928) 72,046 (5,138)

Operating cash flows, net 91,991 164,049 119,136

Cash flows—investing activities:

Purchase, sales and maturities of securities, net 599,171 294,695 470,189

Loans, net 6,443 163,965 (374,776)

Other, net (23,871) (17,957) (45,441)

Investing cash flows, net 581,743 440,703 49,972

Cash flows—financing activities:

Net change in deposits (209,828) 40,394 282,202

Net change in borrowings (493,410) (667,012) (364,744)

Cash dividends (35,334) (34,111) (29,339)

Other, net (39,396) 17,354 41,883

Financing cash flows, net (777,968) (643,375) (69,998)

Net change in cash cash equivalents (104,234) (38,623) 99,110

Cash and cash equivalents at beginning of period 275,891 314,514 215,404

Cash and cash equivalents and end of period $ 171,657 $ 275,891 $ 314,514

See notes to consolidated financial statements

Greater Bay Bancorp

Board of Directors

Duncan L. Matteson Chairman Greater Bay Bancorp Chairman The Matteson Companies

Byron A. Scordelis President and Chief Executive Officer Greater Bay Bancorp

Robert A. Archer* Chairman Coast Counties Truck and Equipment Co.

Frederick J. de Grosz President and Chief Executive Officer ABD Insurance and Financial Services

Susan Ford Dorsey* President Sand Hill Foundation

John M. Gatto Vice Chairman Greater Bay Bancorp Architect Maria Enterprises

James E. Jackson* Attorney at Law James E. Jackson, A Professional Corp.

David L. Kalkbrenner Vice Chairman Retired President and Chief Executive Officer Greater Bay Bancorp

Stanley A. Kangas* Retired Consulting Engineer and Private Investor

Daniel G. Libarle President and Owner Lace House Linen, Inc.

Rex D. Lindsay* Private Investor

Arthur K. Lund Attorney at Law Hoge, Fenton, Jones

& Appel, Inc.

George M. Marcus Chairman The Marcus & Millichap Company

Glen McLaughlin Retired President and Chief Executive Officer Venture Leasing Associates

Linda R. Meier Community Volunteer

Donald H. Seiler Founder Seiler & Company, LLP

Warren R. Thoits* Attorney at Law Thoits, Love, Hershberger & McLean

James C. Thompson Partner Comstock, Thompson, Kontz & Brenner

Thaddeus J. Whalen, Jr.* Professor of Economics Santa Clara University

Executive Officers

Byron A. Scordelis President and Chief Executive Officer

Colleen M. Anderson Executive Vice President Community Banking

Kimberly S. Burgess Executive Vice President and Chief Administrative Officer

Peggy Hiraoka

Executive Vice President Human Resources

Kamran F. Husain Senior Vice President, Controller and Chief Accounting Officer

Linda M. Iannone Senior Vice President, General Counsel and Corporate Secretary

Gregg A. Johnson Executive Vice President Business and Technology Services

Kenneth A. Shannon Executive Vice President and Chief Risk Officer

James S. Westfall Executive Vice President and Chief Financial Officer

* Retired and named Director Emeritus of the Board effective March 1, 2005

14 Greater Bay Bancorp Annual Report 2004

ABD Insurance and Financial Services

Board of Directors

Bruce M. Basso Chairman ABD Insurance and Financial Services

Frederick J. de Grosz President and Chief Executive Officer ABD Insurance and Financial Services

James J. Czesak

Executive Vice President Employee Benefits ABD Insurance and Financial Services

Daniel R. Francis Chief Operating Officer ABD Insurance and Financial Services

James H. Hall President Employee Benefits ABD Insurance and Financial Services

Samuel L. Jones President Property and Casualty ABD Insurance and Financial Services

David L. Kalkbrenner Vice Chairman Retired President and Chief Executive Officer Greater Bay Bancorp

Duncan L. Matteson Chairman Greater Bay Bancorp Chairman The Matteson Companies

Strategic Development Boards

Bank of Petaluma

Howard B. Daulton, II President and Chief Executive Officer Bank of Petaluma

Walter E. Bragdon Retired President and Chief Executive Officer Bank of Petaluma

John H. Dado Retired CPA

Robert W. Giacomini President Robert Giacomini Dairy, Inc.

Henry C. Hansel President Hansel Auto Group

Max K. Herzog President and Owner Sleepy Hollow Dairy and Sleepy Hollow Vineyards

John J. King, Jr. Of Counsel Anderson, Zeigler, Disharoon, Gallagher

& Gray

Daniel G. Libarle President and Owner Lace House Linen, Inc.

James E. McCaffrey Sole Proprietor McCaffrey Offices

William H. McDevitt President McDevitt & McDevitt Construction Corp.

William J. McDowell Owner McDowell Dairy

Bank of Santa Clara

Michael J. King President and

Chief Executive Officer Bank of Santa Clara

Louis F. Boitano Senior Partner Boitano, Sargent & Lilly, LLP

A. Stanley Chinchen Private Investor

Gerald R. Graham Chairman Reed & Graham, Inc.

Louis J. Mariani Owner Mariani’s Restaurant and Inn

Donald R. Von Raesfeld Retired City Manager City of Santa Clara

Bay Area Bank

Frank M. Bartaldo, Jr. President and Chief Executive Officer Bay Area Bank

Robert R. Haight Private Investor

Stanley A. Kangas Retired Consulting Engineer and Private Investor

David J. Macdonald Real Estate Broker David J. Macdonald Real Estate

Dennis W. Royer Real Estate Broker

Bay Bank of Commerce

Oswald A. Rugaard Independent Sales Consultant

Mark A. Wilton Owner MarWil Investment

Coast Commercial Bank

William Brooks Owner Brooks Properties

Gilbert W. “Bud” Cummings Retired

Frank Minuti, Jr. Certified Public Accountant and President Berger-Lewis Accountancy

Harvey J. Nickelson Retired President and Chief Executive Officer Coast Commercial Bank

Gus J. Norton Retired

James C. Thompson Partner Comstock, Thompson, Kontz & Brenner

Cupertino National Bank

David R. Hood President and

Chief Executive Officer Cupertino National Bank

C. Donald Allen Financial Consultant

Stephen C. Andrews Retired President McWhorters Stationers

Carl E. Cookson Owner Business Connections

Janet M. De Carli Broker Coldwell Banker Real Estate

John M. Gatto Vice Chairman Greater Bay Bancorp Architect Maria Enterprises

James E. Jackson Attorney at Law James E. Jackson, A Professional Corp.

Cynthia Kenyon-Lazares President CBIZ–Mayer Hoffman McCann

Rex D. Lindsay Private Investor

Richard W. Lowenthal Council Member City of Cupertino

16 Greater Bay Bancorp Annual Report 2004

Cupertino National Bank – Continued

Glen McLaughlin Retired President and Chief Executive Officer Venture Leasing Associates

Steve C. Smith Financial Consultant

John M. Sobrato General Partner Sobrato Development Companies

Devendra Verma Private Investor and Partner Edgewood Ventures Partners

Dennis S. Whittaker President Whittaker Insurance Agency, Inc.

Golden Gate Bank

James R. Woolwine Chairman, Strategic Development Board Golden Gate Bank

James P. Williams President and Chief Operating Officer Golden Gate Bank

Mara Brazer Principal, Public Relations and Marketing Consultant Brazer Communications

George H. Clyde, Jr. Attorney at Law Rules Advisor The 2007 America’s Cup

Kay Dryden Attorney at Law

Mary C. Falvey Management Consultant Falvey Associates

Donald R. Krohn Managing Partner Krohn and Croak

Arthur K. Lund Attorney at Law Hoge, Fenton, Jones & Appel, Inc.

Robert A. Luster Chief Executive Officer Luster National, Inc.

Stephen D. Mayer President and Chief Executive Officer Burr, Pilger & Mayer, LLP

Mid-Peninsula Bank

Teresa C. Lachenbruch President and Chief Executive Officer Mid-Peninsula Bank

Lawrence A. Aufmuth Principal Aufmuth Law Corporation

Allan F. Brown Chairman Vance Brown, Inc.

James G. B. DeMartini, III Managing Partner Seiler & Company, LLP

Leonard W. Ely Retired President Ely Motor Company

Timothy Howard General Partner CHP Capital

R. Hewlett Lee, MD Retired Surgeon and Former Executive Director Palo Alto Medical Clinic

Helen C. Leong Managing Partner Leong Ventures

Dennis A. LeVett President Strutz-LeVett Company

Warren R. Thoits Attorney at Law Thoits, Love, Hershberger & McLean

Donald A. Way Chairman and

Chief Executive Officer Thoits Insurance Service, Inc.

Mt. Diablo National Bank

J. Craig Van Selow President and Chief Executive Officer Mt. Diablo National Bank

Robert Y. Anderson CPA, CFP, CVA and Managing Partner Blanding, Boyer & Rockwell, LLP

Michael K. Brown Attorney at Law Morgan Miller Blair

Frank L. Capilla Chairman Can-Am Plumbing

John P. Ferreri President Ferreri Investment Corp.

Stephen D. Roath President California Symphony Retired Chief Executive Officer Longs Drug Stores Corp.

Mark O. Sweeney Principal CM Realty

James N. Vlamis Director of Sales –Retail Dreyer’s Grand Ice Cream

Peninsula Bank of Commerce

Mark F. Doiron President and

Chief Executive Officer Peninsula Bank of Commerce

Francis G. Azzopardi Partner South City Lumber, Inc., and Pacific Manor Hardware, Inc.

George R. Corey Senior Partner Corey, Luzaich and Pliska, LLP

Daniel J. Harrington CPA and Partner Good & Fowler, LLP

Robert A. Marshall, Sr. Principal Marshall Realty

Joseph W. Welch President San Bruno Investment Co., Inc.

Partner Welch Family Partnership

San Jose National Bank

Stephen G. Heitel President and Chief Executive Officer San Jose National Bank

Ray S. Akamine Chief Financial Officer Hill View Packing Co., Inc.

Robert A. Archer Chairman Coast Counties Truck and Equipment Co.

Rod Diridon, Sr. Executive Director Mineta Transportation Institute

Arthur K. Lund Attorney at Law Hoge, Fenton, Jones

& Appel, Inc.

Diane P. Rubino President Hill View Packing Co., Inc.

Corporate Directory

Community Banking

Bank of Petaluma 800 North McDowell Blvd.

Petaluma, CA 94954 707-765-2222

Bank of Santa Clara 1995 El Camino Real Santa Clara, CA 95050 408-496-4800

Bay Area Bank 900 Veterans Blvd. Redwood City, CA 94063 650-367-1600

Bay Bank of Commerce 1495 East 14th St. San Leandro, CA 94577 510-357-2265

Coast Commercial Bank 75 River St. Santa Cruz, CA 95060 831-458-4500

Cupertino National Bank 20230 Stevens Creek Blvd. Cupertino, CA 95014 408-996-1144

Golden Gate Bank 225 Bush St., Ste. 100 San Francisco, CA 94104 415-421-9000

Mid-Peninsula Bank 420 Cowper St. Palo Alto, CA 94301 650-614-5780

Mt. Diablo National Bank 1255 Treat Blvd, Suite 160 Walnut Creek, CA 94597 925-979-2616

Peninsula Bank of Commerce 1001 Broadway Millbrae, CA 94030 650-697-4333

San Jose National Bank One North Market St. San Jose, CA 95113 408-947-7562

Greater Bay Bank Mission between 5th & 6th Carmel-by-the-Sea, CA 93921 831-620-0140

39470 Paseo Padre Pkwy.

Fremont, CA 94538 510-818-2900

60 South Market St., Ste. 100 San Jose, CA 95113 408-286-1595

999 Fifth Ave., Ste. 100 San Rafael, CA 94901 415-258-8595

1255 Treat Blvd., Ste. 100 Walnut Creek, CA 94597 925-979-7200

Greater Bay Private Capital Banking 400 Emerson St. Palo Alto, CA 94301 650-614-5700

Venture Banking Group Three Palo Alto Square, Ste. 150 Palo Alto, CA 94306 650-813-3800

Specialized Financial Businesses

CAPCO

3006 Northup Wy., Ste. 103 Bellevue, WA 98004 800-958-2890

Greater Bay

International Banking 225 Bush St., Ste. 100 San Francisco, CA 94104 800-891-1112

Greater Bay SBA Lending 60 South Market St. San Jose, CA 95113 800-722-4711

Greater Bay Capital 100 Tri-State International, Ste. 140 Lincolnshire, IL 60069 800-570-3607

Greater Bay Trust Company 400 Emerson St., 2nd Fl.

Palo Alto, CA 94301 650-614-5711

Matsco

2000 Powell St., 4th Fl.

Emeryville, CA 94608 800-326-0376

Pacific Business Funding 20195 Stevens Creek Blvd., Ste. 220 Cupertino, CA 95014 408-255-9300

Insurance Brokerage

ABD Insurance and Financial Services 305 Walnut Street Redwood City, CA 94063 650-839-6000

Greater Bay Bancorp Foundation

Greater Bay Bancorp Foundation 1900 University Ave., 6th Fl.

East Palo Alto, CA 94303 650-838-6142

18 Greater Bay Bancorp Annual Report 2004

Corporate and Investor Information

Administrative Office Corporate Counsel Registrar and Certified Public Accounts

Transfer Agent

Greater Bay Bancorp Manatt, Phelps & Wells Fargo PricewaterhouseCoopers LLP

1900 University Ave., Phillips, LLP Shareowners 199 Fremont St.

6th Fl. 11355 West Olympic Services San Francisco, CA

East Palo Alto, CA Blvd. 161 North Concord 94105

94303 Los Angeles, CA Exchange St. 415-498-5000

650-813-8200 90064 South St. Paul, MN

www.gbbk.com 310-312-4000 55975-1139

800-468-9716

Additional Financial Reports

For information beyond that shown in this report, shareholders may receive, without charge, the Company’s Annual Report on Form 10-K for 2004, which was filed with the SEC, by writing to:

James S. Westfall

Executive Vice President and Chief Financial Officer 1900 University Ave., 6th Fl.

East Palo Alto, CA 94303

Stock Information

Cash

Dividends

Quarter ended High Low Declared

2004

December 31 $ 31.82 27.88 0.1425

September 30 30.00 25.07 0.1425

June 30 30.01 27.02 0.1425

March 31 30.21 26.76 0.1425

2003

December 31 $ 29.34 21.23 0.135

September 30 22.89 18.53 0.135

June 30 23.30 14.40 0.135

March 31 18.36 12.94 0.135